Mail Stop 4561

October 13, 2009

John Bordynuik
Chief Executive Officer
JBI, Inc.
4536 Portage Road
Niagra Falls, Ontario, Canada L2E 6A8

> **RE:** **JBI, Inc.**
> **Form 8-K Filed August 12, 2009**
> **File No. 0-52444**

Dear Mr. Bordynuik:

 We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant